UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

082490103

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ x Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 2 to the Schedule 13G (this “Amendment No. 2”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Benson Hill, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13G filed by the Reporting Persons (as defined below) on October 8, 2021 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed on January 26, 2022 (“Amendment No. 1”), (together, with the Original Schedule 13G and Amendment No. 1 the “Schedule 13G”). Any capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13G.

This Amendment No. 2 is being filed to report a change in the number of shares of Common Stock beneficially owned by the Reporting Persons. Except as amended hereby, all statements and disclosures in the Schedule 13G remain accurate as of the date of this Amendment No. 2.

SCHEDULE 13G

CUSIP No. 082490103

1	Names of Reporting Persons Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund III SP)
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 4,650,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,650,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 2.3%*
12	Type of Reporting Person (See Instructions) FI

* Based on the Issuer having 206,463,457 shares of Common Stock issued and outstanding as of November 10, 2022 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP No. 082490103

1	Names of Reporting Persons Argonautic Ventures Master SPC (for and on behalf of Argonautic Vertical Series Benson Hill SS Fund II SP)
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 11,403,474
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,403,474

9	Aggregate Amount Beneficially Owned by Each Reporting Person See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11	Percent of class represented by amount in row (9) 5.5%*
12	Type of Reporting Person (See Instructions) FI

* Based on the Issuer having 206,463,457 shares of Common Stock issued and outstanding as of November 10, 2022 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP No. 082490103

1	Names of Reporting Persons Chiu Wing Nga Rita
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 16,053,474
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,053,474

9	Aggregate Amount Beneficially Owned by Each Reporting Person See row 6 above.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11	Percent of class represented by amount in row (9) 7.8%*
12	Type of Reporting Person (See Instructions) IN

* Based on the Issuer having 206,463,457 shares of Common Stock issued and outstanding as of November 10, 2022 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

Item 4.	Ownership

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

As of the filing date of this Amendment No. 2, the 16,053,474 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 7.8% of the outstanding shares of Common Stock. Percentages of the shares of Common Stock outstanding reported in this Amendment No. 2 are calculated based upon 206,463,457 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 14, 2022. Chiu Wing Nga Rita may be deemed to beneficially own 16,503,474 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGONAUTIC VENTURES MASTER SPC (FOR AND ON BEHALF OF ARGONAUTIC VERTICAL SERIES BENSON HILL SS FUND III SP)

Dated: February 7, 2023

/s/ Chiu Wing Nga Rita

Chiu Wing Nga Rita, Director

ARGONAUTIC VENTURES MASTER SPC (FOR AND ON BEHALF OF ARGONAUTIC VERTICAL SERIES BENSON HILL SS FUND II SP)

Dated: February 7, 2023

/s/ Chiu Wing Nga Rita

Chiu Wing Nga Rita, Director

CHiu WING NGA RITA

Dated: February 7, 2023

/s/ Chiu Wing Nga Rita